CHINAEDU REPORTS FIRST QUARTER 2010 RESULTS

First Quarter Net Revenue in Line with Guidance with 7.5% Growth Year-Over-Year;
Net income per diluted ADS is $0.061, Exceeding Analyst Consensus

Live Conference Call to be held on Tuesday, May 25, 2010
at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 8 p.m. (Beijing/Hong Kong)

BEIJING, CHINA – May 24, 2010 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.1

(in thousands, unaudited)	Three Months Ended
Period ended	March 31, 2009	March 31, 2010	Period over Period %
Currency	USD	USD
Financial Data:
Net revenue	11,892	12,786	7.5%
Gross profit	7,120	8,193	15.1%
Income from operations	2,569	2,856	11.2%
Net income attributable to ChinaEdu	1,401	1,059	-24.4%
Adjusted EBITDA (2) (non-GAAP)	3,749	4,036	7.7%
Net income attributable to ChinaEdu per diluted ADS (3)	0.079	0.061	-22.8%
Adjusted net income per diluted ADS (4) (non-GAAP)	0.111	0.087	-21.6%

Operating Data:
Revenue students (5) for online degree program	118,000	140,000	18.6%

First Quarter 2010 Highlights

•
Total net revenue for the first quarter of 2010 grew by 7.5% to $12.8 million from $11.9 million for the corresponding period in 2009, in line with our guidance for the first quarter of 2010 of $12.7 million to $13.2 million.

•	Net revenue from online degree programs increased by 4.2% to $10.0 million for the first quarter of 2010 from $9.6 million for the corresponding period in 2009.

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three months ended March 31, 2010 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.8258 to $1.00, the noon buying rate in effect on March 31, 2010 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2 “Adjusted EBITDA” is a non-GAAP measure defined as net income before interest income, taxes, depreciation, amortization of intangible assets and land use rights and share-based compensation.

3 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4 “Adjusted net income per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income per diluted ADS calculation.

5 “Revenue students” refer to students of university online degree programs who have paid tuitions in the applicable period.

•	The number of revenue students in online degree programs during 2009 fall semester increased by approximately 18.6% to over 140,000 from approximately 118,000 for the corresponding period in 2008.
•	Adjusted EBITDA increased by 7.7% to $4.0 million in the first quarter of 2010 from $3.7 million for the corresponding period in 2009.
•	Net income attributable to ChinaEdu decreased to $1.1 million in the first quarter of 2010 from $1.4 million for the corresponding period in 2009.
•	Net income per diluted ADS was $0.061 for the first quarter of 2010 as compared to $0.079 for the corresponding period in 2009.
•	Adjusted net income per diluted ADS was $0.087 for the first quarter of 2010 as compared to $0.111 for the corresponding period in 2009.

“We are pleased to report a solid first quarter of 2010, with strong revenue growth particularly in our learning centers network and 101 online tutoring programs as we set out to do in 2009,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer. “For our online degree programs, we will continue to build strategic partnerships in 2010. We are pleased to announce two new strategic partnerships signed in the first quarter of this year. One of which, Huazhong Normal University is within the 67 universities approved to offer online degree programs. In addition, we will continue to push ahead with the various non-degree programs at our subsidiaries, including English language proficiency program with McGraw-Hill and teachers training program. We are committed to continue research and development efforts of our technology platform, internet and mobile applications for the online degree and non-degree programs including interactive online learning community for both K-12 students and adult learners, while we continue to maintain a tight control over our expenses. Overall, we believe our company is positioned strongly to capture the immense potential that online education can offer in the future.”

Financial Results for the First Quarter Ended March 31, 2010

Net Revenue
Total net revenue for the first quarter of 2010 was $12.8 million, representing a 7.5% increase from the corresponding period in 2009. Net revenue from online degree programs for the first quarter of 2010 was $10.0 million, representing a 4.2% increase from $9.6 million for the corresponding period in 2009. Enrollment for the 2009 fall semester online degree programs registered over 140,000 revenue students, which represented an increase of 18.6% as compared to 118,000 revenue students for the 2008 fall semester.

Learning centers network continued to expand with respect to both geographic coverage and universities served. By the end of the first quarter of 2010, we had 62 operational learning centers of which 24 were proprietary and 38 were contracted locations, as compared to 49 operational learning centers as of the end of the first quarter of 2009, of which 20 were proprietary and 29 were contracted locations. Our learning centers network is now serving a total of 17 universities’ online degree programs.

Net revenue from the Company’s non-online degree programs (online tutoring programs, private primary and secondary schools and international curriculum programs) for the first quarter of 2010 was $2.7 million, representing a 21.8% increase from $2.3 million for the corresponding period in 2009. This increase was attributable to a 50.4% increase in net revenue for the 101 online tutoring programs from increased sales and a 48.9% increase in net revenue at Anqing School due to an increase in student enrollment as a result of the increased enrollment at the new campus, but offset by an expected 26.9% decrease in net revenue for the international curriculum programs.

Cost of Revenue
Total cost of revenue for the first quarter of 2010 was $4.6 million, representing a decrease of 3.8% as compared to $4.8 million for the corresponding period of 2009. Cost of revenue for online degree programs for the first quarter of 2010 was $3.1 million, representing a decrease of 7.2% as compared to $3.3 million for the first quarter of 2009. The decrease in online degree programs’ cost of revenue was primarily due to a decrease in special courseware development for selected university partners at our collaborative alliances in the first quarter of 2010, as compared to the first quarter of 2009.

Cost of revenue for non-online degree programs for the first quarter of 2010 was $1.5 million, representing a 4.2% increase for the corresponding period in 2009. This increase was attributable primarily to an increase in cost of revenue due to increased staff, depreciation charges, transportation costs related to Anqing School’s new campus, which was partially offset by a decrease in cost of revenue for our 101 online tutoring programs and the international curriculum programs. The minor decrease in cost of revenue for 101 online tutoring programs was primarily due to lower cost of revenue related to third-party distribution channels, as compared to the corresponding period in 2009. The minor decrease in cost of revenue for the international curriculum programs was primarily due to a small decrease in staff.

Gross Profit and Gross Margin
Gross profit for the first quarter of 2010 was $8.2 million, representing a 15.1% increase from $7.1 million for the corresponding period of 2009. Total gross margin for the first quarter of 2010 increased to 64.1%, as compared to 59.9% for the corresponding period of 2009. Gross margin for the online degree programs increased to 69.3% for the first quarter of 2010, as compared to 65.5% for the corresponding period of 2009, primarily due to a decrease in special courseware development for selected university partners at our collaborate alliances as discussed above. Gross margin for 101 online tutoring programs improved significantly to 78.4% for the first quarter of 2010, as compared to 59.9% for the first quarter of 2009, due to more efficient management of our distribution channels. Gross margin for Anqing School improved significantly, as compared to the corresponding period in 2009, due to increased enrollment at the new campus, despite additional depreciation and staff expenses resulting from the new campus. Gross margin for the international curriculum programs declined to 40.9% for the first quarter of 2010, as compared to 47.2% in the corresponding period of 2009, primarily due to a decline in revenue.

Operating Expenses
Total operating expenses were $5.3 million for the first quarter of 2010, representing a 17.3% increase from $4.6 million for the corresponding period in 2009. This increase was attributable primarily to the factors discussed below:

•	General and administrative expenses for the first quarter of 2010 were $2.9 million, which remained relatively flat comparing to the corresponding period of 2009.
•
Selling and marketing expenses were $1.1 million for the first quarter of 2010, which represented a 57.6% increase from $0.7 million for the corresponding period in 2009. This increase was attributable primarily to an increase in sales conferences and other sales activities and increase in expense associated with more sales and marketing staff at our online degree programs and 101 online tutoring programs in the first quarter of 2010.

•
Research and development expenses, mainly contributing to technology platform upgrade as well as internet and mobile applications development, for the first quarter of 2010 were $1.3 million, representing a 33.5% increase from $1.0 million for the corresponding period in 2009, primarily due to increased staff for the new research and development initiatives.

•
Share-based compensation for the first quarter of 2010, which was allocated to the related cost and operating expense line items, remained flat at $0.3 million, as compared to $0.3 million for the corresponding period in 2009.

Income from Operations
As a result of the factors discussed above, income from operations for the first quarter of 2010 was $2.9 million, representing an 11.2% increase as compared to $2.6 million for the corresponding period of 2009. Operating margin expanded by 0.7% to 22.3% for the first quarter of 2010, as compared to 21.6% in the corresponding period of 2009.

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, and amortization of intangible assets and land use rights was $3.3 million for the first quarter of 2010, which increased by 5.6% as compared to $3.2 million in the corresponding period of 2009. Adjusted operating margin, which is a non-GAAP measure defined as a ratio of adjusted operating income from operations (non-GAAP) over net revenue, for the first quarter of 2010 remained relatively flat at 26.2% as compared to 26.7% for the corresponding period of 2009.

Interest Income
Interest income for the first quarter of 2010 decreased slightly to $0.16 million, as compared to $0.25 million in the corresponding quarter of 2009.

Income Tax Expense
Income tax expense for the first quarter of 2010 was $1.2 million, representing a 201.7% increase from income tax expense of $0.4 million for the corresponding period in 2009. The increase is mainly due to an increase in deferred tax rate at our collaborative alliance with Chongqing University. Its current preferential tax rate of 12.5% resulting from its status as a “software enterprise” will expire in 2011. We are in the process of applying for the “high and new technology enterprises” status, however, until we receive official approval of this status, we must use 25% statutory tax rate on its deferred tax liabilities. As a result, the effective income tax rate increased significantly for the first quarter of 2010, as compared to the corresponding period in 2009.

Noncontrolling Interest
Noncontrolling interest was $0.8 million in the first quarter of 2010, representing a decrease from $1.1 million in the corresponding period in 2009, which was attributable primarily to the noncontrolling interest impact related to the increased income tax expense for the first quarter of 2010, as compared to the first quarter of 2009.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu, which is net income excluding net income attributable to noncontrolling interest, was $1.1 million for the first quarter of 2010, representing a decrease of 24.4% from $1.4 million for the corresponding period in 2009. The decrease was primarily due to the increased income tax expense at one of our collaborative alliance. We have begun the process of applying for the “high and new technology enterprise” status for the collaborative alliance. When we receive the official approval of the “high and new technology enterprise” status, a one-time reversal of the deferred tax expenses will be recorded in that quarter. Net margin was 8.3% in the first quarter of 2010 as compared to 11.8% in the first quarter of 2009.

Net income attributable to ChinaEdu per basic and diluted ADS were $0.066 and $0.061, respectively, for the first quarter of 2010, as compared to $0.084 and $0.079, respectively, for the corresponding period in 2009.

Adjusted net income attributable to ChinaEdu(6) (non-GAAP) decreased to $1.5 million for the first quarter of 2010, as compared to $2.0 million in the corresponding period of 2009. Adjusted net margin, which is a non-GAAP measure defined as a ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 11.9% in the first quarter of 2010, as compared to 16.5% in the corresponding period of 2009. The decrease in adjusted net income attributable to ChinaEdu (non-GAAP) was primarily due to the increased income tax expenses at one of our collaborative alliances as discussed above.

Adjusted net income per basic and diluted ADS(7) were $0.095 and $0.087, respectively, for the first quarter of 2010.

Adjusted EBITDA (Non-GAAP)
Adjusted EBITDA (non-GAAP) was $4.0 million for the first quarter of 2010, which increased by 7.7%, as compared to $3.7 million for the corresponding period in 2009. Adjusted EBITDA margin was 31.6% in the first quarter of 2010 as compared to 31.5% in the first quarter of 2009. This increase was attributable primarily to improved operating results from our learning centers network, 101 online tutoring programs and Anqing School.

Deferred Revenue
Deferred revenue at the end of the first quarter of 2010 was $6.6 million, with current deferred revenue of $5.4 million and non-current deferred revenue of $1.2 million. Deferred revenue at the end of the first quarter of 2010 decreased as compared to deferred revenue of $15.5 million at the end of the fourth quarter 2009 due to seasonality of enrollments. Tuition is received generally during the second quarter (spring semester) and the fourth quarter (fall semester) of each year.

Cash and Cash Equivalents and Term Deposits
As of March 31, 2010, ChinaEdu reported cash and cash equivalents and term deposits of $48.9 million, which primarily consisted of cash, demand deposits with original maturities of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties
Amounts due from related parties (which represents cash owed to us by our collaborative alliance partners) were $20.8 million as of March 31, 2010, as compared to amounts due from related parties of $25.9 million as of December 31, 2009.

6 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation, noncontrolling interest for share-based compensation, and amortization of intangible assets and land use rights.

7 “Adjusted net income per ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per ADS calculation.

Second Quarter 2010 Total Net Revenue Guidance
For the second quarter of 2010, ChinaEdu expects its total net revenue to be in the range of RMB91 million to RMB97 million or $13.3 million to $14.2 million. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call
ChinaEdu senior management will host a conference call on Tuesday, May 25, 2010 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 8:00 p.m. Beijing/Hong Kong time.

The conference call may be accessed by calling (US) 800 573 4752/ (International) +1 617 224 4324/ (HK) +852 3002 1672/ (China) +86 10 800 152 1490, and entering the passcode: 95741166. A telephone replay of the conference call will be available shortly after the call until June 1, 2010 at (US) 888 286 8010/ (International) +1 617 801 6888 and entering passcode: 64679582. A live and archived webcast may be accessed via ChinaEdu’s investor relations website at http://ir.chinaedu.net.

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. The Company also uses adjusted EBITDA, which is also a non-GAAP measure and is adjusted from GAAP results of net income to exclude interest income, taxes, depreciation, amortization of intangible assets and land use rights, and share-based compensation. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 16 long-term, exclusive contracts that generally vary from 10 to 50 years in length. ChinaEdu also performs recruiting services for 17 universities through its nationwide learning centers network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:
Lily Liu, CFO ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1002 E-mail: ir@chinaedu.net
S. Jimmy Xia, IR Manager ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1150 E-mail: ir@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	203,143	209,684	30,719
Term deposits	122,304	124,326	18,214
Restricted cash	365	365	53
Accounts receivable, net	28,334	15,454	2,264
Inventory	1,852	1,452	213
Prepaid expenses and other current assets	25,315	15,814	2,317
Amounts due from related parties	176,802	141,971	20,799
Deferred tax assets	3,309	1,389	203
Investments	17,706	20,704	3,034
Total current assets	579,130	531,159	77,816
Cost method investment	1,210	1,210	177
Investment	3,000	-	-
Land use rights, net	27,874	27,722	4,061
Property and equipment, net	203,995	204,916	30,021
Deposits paid for acquisition of property and equipment	13,898	13,898	2,036
Intangible assets, net	66,621	66,516	9,745
Deferred tax assets	1,541	2,815	412
Rental deposits	868	879	129
Goodwill	38,155	38,155	5,590
Total assets	936,292	887,270	129,987

Liabilities and equity
Current liabilities:
Accounts payable	6,467	4,633	679
Deferred revenues	97,853	36,662	5,371
Accrued expenses and other current liabilities	68,917	63,468	9,298
Amounts due to related parties	25,668	34,927	5,117
Income taxes payable	33,389	31,078	4,553
Other taxes payable	15,900	11,066	1,621
Total current liabilities	248,194	181,834	26,639
Deferred revenues	8,075	8,344	1,222
Deferred tax liabilities	10,143	9,982	1,462
Unrecognized tax benefit	7,727	8,089	1,185
Total liabilities	274,139	208,249	30,508

ChinaEdu shareholders’ equity	559,973	570,565	83,590
Noncontrolling interest	102,180	108,456	15,889
Total equity	662,153	679,021	99,479
Total liabilities and equity	936,292	887,270	129,987

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations
	Three Months Ended
(in thousands, except for percentage, share, and per share information)	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010

	RMB	RMB	RMB	US$

Gross Revenue *	85,479	95,871	91,089	13,345

Business Tax and Surcharge	4,309	354	3,812	559

Net Revenue:
Online degree programs	65,764	76,457	68,515	10,037
Online tutoring programs	3,592	5,510	5,401	791
Private primary and secondary schools	6,231	9,816	9,280	1,360
International curriculum programs	5,583	3,734	4,081	598
Total net revenue	81,170	95,517	87,277	12,786

Cost of revenue:
Online degree programs	22,683	26,575	21,048	3,084
Online tutoring programs	1,441	1,222	1,165	171
Private primary and secondary schools	5,498	7,298	6,724	985
International curriculum programs	2,948	2,531	2,411	353
Total cost of revenue	32,570	37,626	31,348	4,593

Gross profit:
Online degree programs	43,081	49,882	47,467	6,953
Online tutoring programs	2,151	4,288	4,236	620
Private primary and secondary schools	733	2,518	2,556	375
International curriculum programs	2,635	1,203	1,670	245
Total gross profit	48,600	57,891	55,929	8,193

Online degree programs	65.5%	65.2%	69.3%	69.3%
Online tutoring programs	59.9%	77.8%	78.4%	78.4%
Private primary and secondary schools	11.8%	25.7%	27.5%	27.5%
International curriculum programs	47.2%	32.2%	40.9%	40.9%
Gross margin	59.9%	60.6%	64.1%	64.1%

Operating expenses:
General and administrative	19,583	23,014	19,920	2,918
Selling and marketing	4,910	6,578	7,740	1,134
Research and development	6,571	8,410	8,771	1,285
Total operating expenses	31,064	38,002	36,431	5,337
Income from operations	17,536	19,889	19,498	2,856
Operating margin	21.6%	20.8%	22.3%	22.3%

Other income (expense)	626	761	144	21
Interest income	1,672	1,085	1,057	155
Interest expense	-	(1)	-	-
Income before income tax provisions	19,834	21,734	20,699	3,032

Income tax expense	(2,708)	(5,487)	(8,171)	(1,197)
Net income	17,126	16,247	12,528	1,835
Net income attributable to the noncontrolling interest	(7,562)	(7,191)	(5,296)	(776)
Net income attributable to ChinaEdu	9,564	9,056	7,232	1,059
Net margin	11.8%	9.5%	8.3%	8.3%

Net income attributable to ChinaEdu per ADS:
Basic	0.57	0.56	0.45	0.066
Diluted	0.54	0.51	0.42	0.061

Weighted average aggregate number of ADSs outstanding:
Basic	16,661,225	16,148,719	15,954,875	15,954,875
Diluted	17,639,683	17,589,699	17,396,275	17,396,275

* Gross revenue are detailed as follows
Online degree programs	69,665	76,441	72,458	10,615
Online tutoring programs	3,675	5,658	5,033	737
Private primary and secondary schools	6,231	9,821	9,280	1,360
International curriculum programs	5,908	3,951	4,318	633

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow
	Three Months Ended
(in thousands)	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	US$

Operating activities:
Net income	17,126	16,247	12,528	1,835
Share-based compensation	2,262	1,611	2,138	313
Depreciation	3,941	4,560	4,690	687
Amortization of land use rights	163	152	152	22
Amortization of intangible assets	1,686	1,129	1,080	158
Accounts receivable write-off	62	(61)	-	-
Loss from disposal of property and equipment	78	310	4	1
Deferred income taxes	1,795	(51)	485	71
Accounts receivable	10,378	(15,121)	12,880	1,887
Inventory	-	(53)	400	59
Prepaid expenses and other current assets	(1,881)	(2,800)	9,500	1,392
Amounts due from related parties	46,384	11,511	34,831	5,103
Rental deposits	47	62	(11)	(2)
Land use right	(949)	-	-	-
Accounts payable	1,084	(1,373)	(808)	(118)
Deferred revenues	(65,617)	64,517	(60,921)	(8,925)
Accrued expenses and other current liabilities	(2,046)	10,043	(5,446)	(798)
Amounts due to related parties	1,005	(37,523)	10,730	1,572
Unrecognized tax benefit	348	184	362	53
Other taxes payable	(4,533)	2,054	(4,834)	(708)
Income tax payable	(9,229)	5,131	(2,311)	(339)

Net cash provided by operating activities	2,104	60,529	15,449	2,263

Investing activities:
Purchase of property and equipment	(10,605)	(6,277)	(6,690)	(980)
Deposits paid for acquisition of property and equipment	-	(13,987)	-	-
Purchase of term deposits	(31,008)	(33,825)	(2,019)	(296)
Purchase of investments	-	(6,495)	-	-
Purchase of contractual right	(500)	(735)	-	-
Change in restricted cash	-	(365)	-	-
Proceeds from disposal of property and equipment	-	-	49	7
Net cash used in investing activities	(42,113)	(61,684)	(8,660)	(1,269)

Financing activities:
Repurchase of ordinary shares	(61,647)	(14,740)	-	-
Cancellation fee of repurchased ordinary shares	-	-	(113)	(17)
Short term loan	-	(2,117)	-	-
Cash dividends paid to noncontrolling shareholders	(10,600)	(4,098)	(1,470)	(215)
Capital contributions by noncontrolling shareholders	980	735	-	-
Proceeds from exercise of options	713	274	1,339	196
Net cash used in financing activities	(70,554)	(19,946)	(244)	(36)

Effect of foreign exchange rate changes	340	4	(4)	-

CASH AND CASH EQUIVALENTS, beginning of period	353,933	224,240	203,143	29,761

CASH AND CASH EQUIVALENTS, end of period	243,710	203,143	209,684	30,719

Net increase (decrease) in cash	(110,223)	(21,097)	6,541	958

ChinaEdu Corporation
Reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

(in thousands, unaudited)	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	US$

Net revenue	81,170	95,517	87,277	12,786
Income from operations	17,536	19,889	19,498	2,856
Adjustments:
Share-based compensation	2,262	1,611	2,138	313
Amortization	1,849	1,281	1,232	180
Adjusted income from operations (non-GAAP)	21,647	22,781	22,868	3,349
Adjusted operating margin (non-GAAP)	26.7%	23.9%	26.2%	26.2%

ChinaEdu Corporation
Reconciliation from net income to adjusted EBITDA (non-GAAP) and adjusted EBITDA margin (non-GAAP)

	Three Months Ended
(in thousands, unaudited)	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	US$

Net revenue	81,170	95,517	87,277	12,786
Net income	17,126	16,247	12,528	1,835
Adjustments:
Income tax expense	2,708	5,487	8,171	1,197
Share-based compensation	2,262	1,611	2,138	313
Amortization	1,849	1,281	1,232	180
Depreciation	3,941	4,560	4,690	687
Interest income and other, net	(2,298)	(1,845)	(1,201)	(176)

Adjusted EBITDA (non-GAAP)	25,588	27,341	27,558	4,036
Adjusted EBITDA margin (non-GAAP)	31.5%	28.6%	31.6%	31.6%

ChinaEdu Corporation
Reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

(in thousands, unaudited)	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	US$

Net revenue	81,170	95,517	87,277	12,786
Net income attributable to ChinaEdu	9,564	9,056	7,232	1,059
Adjustments:
Share-based compensation	2,262	1,611	2,138	313
Share-based compensation attributable to the noncontrolling interest	(296)	(183)	(243)	(36)
Amortization	1,849	1,281	1,232	180
Adjusted net income attributable to ChinaEdu (non-GAAP)	13,379	11,765	10,359	1,516
Adjusted net margin (non-GAAP)	16.5%	12.3%	11.9%	11.9%

Adjusted net income per ADS (non-GAAP)
Basic	0.80	0.73	0.65	0.095
Diluted	0.76	0.67	0.60	0.087

Weighted average aggregate number of ordinary shares outstanding:
Basic	16,661,225	16,148,719	15,954,875	15,954,875
Diluted	17,639,683	17,589,699	17,396,275	17,396,275